FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
                              20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F ___

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                         under the Securities Exchange
                                Act of 1934. )

                               Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A


                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         The following two announcements: 1) announcement on the 2004 first quarter results and 2)announcement on that the board of directors approved acquisitions of assets and equity interests in five power plants, made on April 16, 2004, in English by Huaneng Power International Inc.


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                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     ANNOUNCES 2004 FIRST QUARTER RESULTS

                NET PROFIT INCREASES 24.58% TO RMB1.404 BILLION


(Beijing, China, April 16, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the three months ended March 31, 2004.

Under the PRC Accounting Standards, for the first quarter of 2004, the Company realised operating revenues of RMB6.461 billion and a net profit of RMB1.404 billion, representing increases of 24.97% and 24.58%, respectively, over the same period last year.

In the first quarter of 2004, the Company completed its operating objectives as a result of its focus on efficiency, strengthening internal management as well as enhancing sales and marketing efforts. The Company's total power generation for the first quarter was 24.56 billion kWh on a consolidated basis, an increase of 24.04% over the same period last year. The Board of Directors of the Company was satisfied with the operating results obtained in the first quarter of 2004.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.

                                    ~ End ~

Encl: The unaudited summary financial information of the Company for the three months ended March 31, 2004. [The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance with "Accounting System for Business Enterprises" and "Accounting Standards for Business Enterprises" of the People's Republic of China ("PRC GAAP"), which differs from the International Financial Reporting Standards ("IFRS") and the accounting principles generally accepted in the United States of America ("US GAAP"). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.]

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Ms.            Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.           Rikes Communications Limited
Tel: (8610) 6649 1856 /1866                 Tel: (852) 2520 2201
Fax: (8610) 6649 1860                       Fax: (852) 2520 2241
Email: ir@hpi.com.cn


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                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


          The Board of Directors of Huaneng Power International, Inc.
 Approved the Acquisitions of Assets and Equity Interests in Five Power Plants

(Beijing, China, April 16, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held a board meeting in Beijing. During the meeting the Board discussed and approved the acquisitions of the following power plant assets and equity interests for a total amount of RMB4.575 billion:

1. 90% equity interest of Jinggangshan Power Plant, and 40% equity interest of Hebei Hanfeng Power Plant from China Huaneng Group ("Huaneng Group");
2. the entire assets and liabilities in Yingkou Power Plant, 60% equity interest of Chongqing Luohuang Power Plant, and 55% equity interest of Hunan Yueyang Power Plant from Huaneng International Power Development Corporation ("HIPDC");
3. 10% equity interest of Jinggangshan Power Plant from Jiangxi Provincial Investment Corp. ("JPIC").

Accordingly, the Company signed transfer agreements respectively with the Huaneng Group, HIPDC and JPIC on the same date.

Transactions described in items 1 and 2 above still require shareholders' approval at the extraordinary general meeting of the Company and approvals from relevant government authorities, while the transaction described in item 3 needs approvals from relevant government authorities.

The acquisitions demonstrate a continuation of the Company's business and development strategy of placing equal emphasis on the acquisition of existing power plants and the development of new power plants. As an important strategic move under the backdrop of deepening power reforms in China, the acquisitions will further strengthen the Company's leadership position in the coastal provinces of Liaoning and Hebei, where rapid economic growth has led to sustained strong power demand. Furthermore, the acquisitions will enable the Company to gain market entry into the central-southern provinces which are undergoing rapid growth in power demand, namely Jiangxi Province, Hunan Province and Chongqing Municipality. This is consistent with the Company's marketing strategy of "consolidating its position in coastal regions while exploring opportunities in Central China".

With the acquisitions, the Company will expand its operating scale and geographical presence, thereby enhancing its earnings potential and further solidifying its position as the largest independent power producer in China. After the completion of the transactions, the Company's equity-based generation capacity will increase by 3,096MW, or an increase of 19.7% from 15,736MW to 18,832MW. In addition, the acquisitions will also bring extra equity-based generation capacity under construction totaling 1,050MW, thus helping to sustain earnings growth in the next few years.

The Company has appointed JP Morgan as the financial adviser in connection with the transaction. Rothschild and Guo Tai Jun An Securities act as the independent financial advisers.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.


                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                               HUANENG POWER INTERNATIONAL, INC.

                                               By  /s/ Wang Xiaosong
                                                 -------------------------------
                                               Name:    Wang Xiaosong
                                               Title:   Vice Chairman

Date:     April 16, 2004